                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 General Form for Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          GLOBAL BROADCAST GROUP, INC.
                 (Name of Small Business Issuer in its charter)

            Delaware                                      02-0563302
  (State or other jurisdiction of                   (IRS Employer ID Number)
   incorporation or jurisdiction)

         5770 Roosevelt Boulevard, Suite 510, Clearwater, Florida 33760
                    (Address of principal executive offices)

                    Issuer's telephone number: (727) 533-8300

Securities to be registered under Section 12(g) of the Act:

         Title of each class: Common stock, $.001 par value

         Name of each exchange on which registered:  Not applicable

                             INTRODUCTORY STATEMENT

Global Broadcast Group, Inc. ("GBG") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that
GBG intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin
Board, a company now must be a reporting company under the Securities Act of
1934.

This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including, among other items, statements regarding the Company's business and growth strategies and anticipated trends in GBG's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond GBG's control. Actual results could differ materially from these forward-looking statements as a result of factors including, among others, regulatory or economic influences. The Company's common stock is a penny stock pursuant to Section 15g(2) of the Exchange Act. Prior to effecting a transaction in a penny stock for or with the account of a customer, the broker must provide the customer with a penny stock disclosure document and must receive written acknowledgment of receipt of that disclosure document by the customer pursuant to Exchange Act Rule 15g-2. The broker must also provide the customer with various disclosures required under Exchange Act Rule 15g-3, 15g-4, 15g-5 and
15g-6. The transactional exemptions from these rules are listed in Exchange Act
Rule 15g-1.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

We have developed an innovative advertising and informational platform that incorporates satellite and Internet-based technology. The platform enables advertisers and businesses to promote their products and services on television sets and electronic displays in retail stores, hotels, offices, high traffic areas and other facilities. Programming will consist of short format full motion video such as music videos, video ads and short infomercials. Animated graphics will be used for headline news, sports and both national and local weather. All programming and content is designed to entertain, inform and educate consumers, employees, and students.

The use of our technology enables businesses to inexpensively install an in house TV network with features similar to the recently inaugurated Wal-Mart TV
Network being used by Wal-Mart. In contrast to the Wal-Mart Network, our platform is easily affordable to almost any business. Our platform incorporates proprietary and state of the art Internet-based software allowing an advertiser or business the ability to manage its content (either video or graphics) and to deliver custom programs to specific television sets/electronic displays. This feature also enables a business to run different programming on various television sets /electronic displays within the same facility, simultaneously.

This technology can be used in many industries. In the business and corporate world, our platform can be used for "one-way" video presentations and training.
In the educational field, our platform is suitable for the distant learning of any subject.

Retail stores can use our technology to send custom programming or advertisements to specific retail locations that in some cases will feature point-of-sale (POS) television sets or electronic displays running infomercial type videos to sell merchandise. These programs would also feature informative advertisements for in store products or services. All programming can be managed from the central headquarters location of our client company. No local employees are needed to interact with the system, regardless of the number of TV sets or displays.

We intend to produce infomercials and commercials and place them on broadcast, cable, and dish TV. It is our intent to market products as a traditional home shopping company. The distinction will be that GBG will joint venture with inventors and owners of specific products in various industries including, but not limited to, health and home medical products, sports products, housewares and electronics. In the home medical products arena, we will focus on bringing innovative home products that will allow us to deliver virtually everything a patient needs to heal an injury, ease pain and maximize quality of life.

Industry Background

Retail Chains and Large Retail Stores. The retail industry can be divided into segments, e.g.; department stores, food, health, electronics, auto dealers and fast food. Sales in this industry are in the hundreds of billions of dollars in the United States alone. Some segments, alone, exceed 100 billion dollars in sales.

Direct Response Infomercials. While industry data for sales generated solely from infomercials is difficult to obtain, the Direct Marketing Association estimated that in year 2000, sales driven by direct-response television including long-form, short-form, and home shopping reached $117.6 billion, up from $68.5 billion five years earlier. They project that annual sales will reach
$178.9 billion by 2005.

Currently, the membership and club warehouse format retailers such as Sam's Club and BJ's Wholesale Club are the biggest users of in-store infomercials. These retailers feature several TVs per store running continuous loop video programming promoting the benefits of a product or service. Local employees are required to place videotapes into TV sets, initially and when changes are made.
Wal-Mart has also recently embraced a live satellite feed known as the Wal-Mart
TV Network.

GBG will work with patent attorneys and others in order to produce and distribute products to market. GBG intends to own outright or joint venture with inventors and other product owners in order to maximize revenues.

Cable TV Systems. This industry consists of different types of cable services such as Cable TV to the home and private systems for the hospitality and health care industries. Total revenue from subscriptions in home cable exceeds $1.5 billion annually. In the hospitality and healthcare industry, subscriptions for bulk services exceeds $25 million annually. Television advertising exceeds $5 billion annually.

Educational and Corporate Business. This category encompasses schools, learning centers and corporations. Distant learning and other off-site training and education are a cost-effective use of our technology. Revenues are generated through tuition, government grants, and corporate clients. Once the material to be learned is sent to the "off-site location" computer by satellite, the material resides in that computer and may be recalled at any time and for any number of students or employees. The material may also be updated easily at any time, thereby keeping all information current.

Demand for Affordable Advertising and Marketing Solutions

Consumers seeking relevant information, as well as local businesses interested in advertising to targeted consumers currently lack effective and affordable advertising solutions. Similarly, traditional advertising methods oftentimes do not offer a cost-effective means for acquiring potential customers. Traditional television and radio advertising is cost prohibitive for most small businesses.
Merchants need cost-effective strategies to reach local consumers and to convert these people into purchasers. We believe that this advertising is often most effective at the point of sale location.

Businesses are seeking cost-effective means to target advertising and other information based on demographic characteristics, specific interests and geographic location. Our unique solution and remote management capabilities mean that businesses can receive immediate feedback on their marketing efforts and refine advertising campaigns on an almost real-time basis. Businesses are also seeking ways to train and inform their employees that are located in remote locations.

Retailers are seeking new and innovative ways to sell more merchandise. We believe merchants will increase product sales by utilizing our innovative electronic displays to showcase in store products via short format infomercials
POS locations. Products that are traditionally sold using
infomercials could utilize our in store television sets/electronic displays to further their sales in retail stores. Other products, which don't typically use infomercials to sell, could use our television sets/electronic displays in retail stores to boost sales. For example, a health food store would promote the use of certain vitamins to stay young and healthy using our short format infomercial playing on an in store display. The manufacturer (or the store)
using the Internet with password security can update these infomercials from their home office without using any local personnel.

Wal-Mart has recently installed the Wal-Mart TV network in each of their locations. This satellite-based network is used for employee training and also in-store promotion and entertainment. Wal-Mart is recognized as an innovator and early adopter of technology. We expect that other retail chains will want to implement a similar solution. GBG presents a cost-effective, no personnel solution for those chains as well as other businesses.

Competition

Retail and Corporate Network TV. The competitors serving these markets are fragmented and diverse in their scope of business. In the case of the retail chain store market, if a similar solution is being utilized, it typically involves the use of a videocassette being run on a continuous loop basis, whereas, our satellite and Internet controlled solution improves the quality, effectiveness, and flexibility of the advertisement.

Hospitality. There are a number of companies that provide cable television services and in- room video entertainment to the hospitality or lodging industry. The two largest providers in the United States are On Command(R)and
LodgeNet(R)Entertainment Corporation. There are also a number of other companies that are developing ways to use their existing infrastructure to provide in-room entertainment or information services to the hospitality industry, including cable companies (including wireless cable), telecommunications companies,
Internet and high speed connectivity companies, and direct broadcast satellite companies. Some of these companies have been providing guest programming services to hotels and are beginning to provide video on demand, Internet and high speed connectivity to hotels.

High Traffic Locations. GBG competes in these markets with other outdoor advertising operations as well as other media, including broadcast and cable television, radio, print and direct mail marketers. In addition, we also compete with a wide variety of "out-of-home" media, including advertising in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Advertisers compare the effectiveness of relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, we will rely on our low cost per-thousand impressions and our ability to reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

Cable Television. There are a variety of closed circuit programs being aired over cable systems. Generally these programs originate at the cable or hotel's head end and use a VCR and tapes. This system is costly, labor intensive, and allows no flexibility for advertisers. There are a few other companies using video file servers being downloaded via a high speed Internet connection. Most, if not all, of these programs are not customized on a per site basis. These methods cannot deliver real-time information such as news, weather, and daily advertisement changes. Some cable companies broadcast a streaming community channel, but, again, they cannot be customized.

Governmental Regulation

We will use a FCC licensed facility to broadcast via satellite all programming
(content). By using a .9 meter (approx. 32") receiving antenna, in most cases, we will not be required to file for a permit. This may vary due to local and state regulations. All on-site installations will be done by licensed and insured low-voltage wiring contractors.

The Global Broadcast Group Solution

Our technology will utilize IP Multicast Satellite Transmission to transmit content in a "forward and store" format. Some significant features of this technology are the management of content/ads via the Internet and satellite transmission to all receiving sites. Forward and store enables us to send multiple files consisting of full motion video and graphics using minimal satellite space and time. The remote site-receiving computer then stores the content and it is ready to broadcast at its scheduled time.

Our remote management software, Info Manage(TM)will enable an authorized user access to the control system through an Internet connection where he is able to update, change and schedule new content for one or more displays. Once his changes are accepted by the system, the new programming will be up linked to a communications satellite, and transmitted simultaneously to multiple display locations whereby the programming will be displayed on television sets/electronic displays only at locations specified by the user.

Our content (programming) will include information from The Weather Channel,
CNN, and ESPN, (or similar companies) and the Global Music Network. These programmers, with the exception of Global Music, an affiliated company, are national broadcasters. They do not deliver customized programming to each site.
Some cable companies do local ad-insertion on channels such as CNN and ESPN, where they are allowed a few minutes per hour. This ad insertion is accomplished with pre-produced ads/content and a beta tape or downloaded to a video file server. The smaller franchise and private cable companies do not have the equipment to do ad insertion, due to the prohibitive cost of the equipment. Our system will provide the ad insertion capability, making the service even more valuable to clients.

GBG believes that its strong emphasis on sales and customer service and its position as a provider of innovative advertising services in each of its markets will enable it to compete effectively with its competition.

Technology and Systems

Hardware installations will vary as a function of the desired services and components. The basic equipment of most installations will consist of off the shelf components including television sets/electronic displays, servers, a satellite receiver card and a satellite dish.

Strategy

GBG will focus on strategic acquisitions of companies synergistic with its business, as well as product sales on TV, and in retail chains and hotels.

Capitalize on First Mover Advantage. GBG will be the first to market new products and will retain a financial interest in such products

Expand Merchandising Opportunities for Retailers. We plan to aggressively pursue retail chains offering a cost-effective satellite-based in-house network TV solution designed to drive merchandise sales through in-store point of sale advertisements and enable better communications with employees. We will also take advantage of co-op advertisement dollars offered to retailers to promote certain merchandise.

Joint Ventures and Strategic Relationships. GBG will out source, joint venture, co-brand, and form alliances with partners that drive further revenue, compliment our services or reduce our expenses. We expect to enter into joint ventures with advertising partners including traditional advertising agencies and media buyers in order to take advantage of their existing sales force.

Revenue Sharing with High Traffic Facilities. In order to rapidly penetrate markets and place as many television sets/electronic displays as possible in high traffic locations, we will enter into revenue-sharing relationships with strategic partners. These partners will own or manage facilities such as airports, stadiums, and malls.

Our Profit Centers

We intend to focus selling efforts on TV, retail chains and the hospitality industry. Retail stores can use our technology to send custom programming or advertisements to specific retail locations that in some cases will feature POS displays utilizing our technology to sell merchandise. These programs would oftentimes be informative advertisements for in store products or services. For example, a chain of health food stores could have an in store television or display monitor that would broadcast a short format infomercial regarding certain vitamins, that are sold within the store, that would help one stay younger looking. This would drive additional sales of such products beyond what normally could be sold without our system installed.

We will charge clients a monthly fee for satellite transmission services and will either lease or sell the satellite receiving equipment to the client. The client may hire our production team to produce their programming/content. The client may choose to pay a monthly subscription fee for the use of our produced content/programming (music videos, news, weather, sports, etc.)

Retail and Corporate Network TV. We have targeted medium to large corporations and retail chains as likely users of our Network TV system. Our technology will allow a business to inexpensively install an in house TV network with features similar to the recently installed Wal-Mart TV Network being used by Wal-Mart.
Unlike their network, our platform incorporates proprietary and state of the art
Internet-based software allowing an advertiser or business the ability to manage its content (either video or graphics) and to deliver custom programs to specific display monitors or televisions. This feature also enables a business to run different programming on various display monitors within the same facility simultaneously.

Hospitality. The hospitality industry will use our technology to deliver customized advertising regarding local and national products or services to hotel guests. Our technology will allow advertisers to manage the content broadcast to the monitors on a near real time basis. The hotel will also be able to use the same system to offer video teleconferencing services to its customers. Revenue will be generated from an advertised based program produced by us called CityView TV. An advertising agent or media buyer will purchase the rights to place advertising spots on CityView TV that will be broadcast 24x7 to the hotel guest's "in-room television." There will be a monthly fee paid by the hotel for the use of the network and receiving equipment.

Broadcast Production

We intend to utilize internal production facilities and staff to perform the full range of activities required to develop, create and broadcast commercials and electronic display advertising consisting of full motion video and graphics.
In some situations, we may hire subcontractors to perform varying degrees of our production. This production work includes creating the advertising copy, design and layouts, filming the required footage, and recording any needed voice-over.

International Operations

GBG presently does not have any international operations. However, due to the nature of our business and the possibility that our customers may have international operations, it is possible that we will have international operations in the future.

Employees

We have two full-time employees as of the date of this Registration Statement, but we have identified additional employees who will be added on an as-needed basis on completion of funding. We believe the relationship with our employees is good. We expect to hire sub-contractors to install hardware nationwide when applicable.

Facilities

Our facilities are located at 5770 Roosevelt Blvd. Suite 510, Clearwater, FL,
33760 in approximately 1,000 square feet of office space with an annual lease of
$12,000 including utilities. Our phone number is (727) 533-8300 and our facsimile number is (727) 531-1303. We may also be reached via e-mail at info@globalbroadcastgroup.com. Our Corporate web site is located at
http://www.GlobalBroadcastGroup.com.

Web Site

Our current web site URL is http://www.globalbroadcastgroup.com. The site is hosted at a Florida-based Internet service provider on a Cobalt model Raq 3 server running the Red Hat Linux operating system. A major telephone company supplies the Internet connection and backup is done automatically once per day.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of GBG's financial condition and results of its operations for the nine months ended September 30, 2002 and year ended
December 31, 2001 should be read in conjunction with our financial statements included elsewhere herein.

When used in the following discussions, the words "believes," "anticipates,"
"intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected.

Company Activities

GBG (formerly known as Galli Process, Inc.) was incorporated on October 31, 2000 under the laws of the state of Delaware. Galli Process, Inc. changed to the current name on February 7, 2002.

We are in the development stage and have developed an innovative advertising and informational platform that incorporates satellite and Internet-based technology. The platform enables advertisers and businesses to promote their products and services on television sets and electronic displays in retail stores, hotels, offices, high traffic areas and other facilities. Programming will consist of short format, full motion video such as music videos, video ads and short infomercials designed to entertain, inform and educate consumers. To date, GBG the Company has received only limited revenues from operations.

Liquidity and Capital Resources

Due to the lack of any significant revenues, GBG has relied upon proceeds realized from the private sale of its common stock, cash contributions from shareholders and the issuance of a note payable to meet its funding requirements. Funds raised by GBG have been expended primarily in connection with the costs to acquire Galli Process, Inc. and administrative costs.

During the next 12 months, GBG expects that it will spend between $200,000 and
$225,000 on operating expenses. As of September 30, 2002, GBG had cash on hand of $9,000. Since September 30, 2002, GBG has sold additional common stock through a private sale. GBG plans to use its existing financial resources, the proceeds from the sale of additional common stock, as needed, and shareholder infusion of cash, as needed, to fund its operating expenses during this period.
In addition, GBG is currently preparing a Private Placement Memorandum seeking
$2,000,000 in capital to fund operations and initial acquisitions. As of January
15, 2003, there have been no units sold.

A note payable in the amount of $150,000 is due in full, together with accrued interest in September 2003. It is anticipated that if GBG does not have the cash to pay the note in full, that the common stock which serves as collateral for the note will be given to the holder of the note in full payment.

Other than funding its operating expenses, GBG does not have any material capital commitments.

Plan of Operation

During the next 12 months GBG:

•        Continue to build market awareness for our product and generate sales
•        Continue to develop new uses for our product
•        Continue to explore opportunities to acquire companies that would be synergistic with our business and that would provide a positive cash flow to GBG

During this 12 month period, GBG does not anticipate hiring more than two employees.

Recent Developments
-------------------

GBG intends to grow through acquisitions and is currently in negotiations with companies in the medical diagnostics and treatment fields. No definitive agreements have been entered as of the date of this filing.

Additional Information
----------------------

GBG intends to provide an annual report to its security holders and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

GBG will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in
accordance with the Securities and Exchange Commission (the "Commission"), such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street NW,
Washington, D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite
1400, Chicago, Illinois 60661; and 5670 Wilshire Boulevard, Los Angeles,
California 90036. Copies of such material can be obtained from the Public
Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street NW,
Washington, D.C. 20549, at prescribed rates. For further information, the
Commission maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at
www.sec.gov.

ITEM 3.    DESCRIPTION OF PROPERTY

We maintain our principal business operations at 5770 Roosevelt Boulevard, Suite
501, Clearwater, Florida 33760. Our telephone number is (727) 533-8300. We lease approximately 1,000 square feet with an annual lease of $12,000 including utilities.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2002, with respect to the beneficial ownership of common stock by each person who, to the knowledge of GBG, beneficially owned or had the right to acquire more than
5% of the outstanding common stock; each director of GBG; and all executive officers and directors of GBG as a group:

                                       10

------------------ --------------------------------------------- ------------------------ --------------------

      Title of                  Name and Address of                     Number of          Percent of Class
        Class                   Beneficial Owner (1)                     Shares                   (2)
------------------ --------------------------------------------- ------------------------ --------------------

       Common                        Sam Winer
                          5770 Roosevelt Blvd., Suite 510
                                Clearwater, FL 33760                     3,781,501                      35%
------------------ --------------------------------------------- ------------------------ --------------------

       Common                      James Goodman
                                  1851 Juanita Ct.
                                Clearwater, FL 33764                        50,000                       *
------------------ --------------------------------------------- ------------------------ --------------------

       Common                     Michael D. Rocha
                          5770 Roosevelt Blvd., Suite 510
                                Clearwater, FL 33760                        50,000                       *
------------------ --------------------------------------------- ------------------------ --------------------

       Common          All officers and directors as a group             3,881,501                      36%
------------------ --------------------------------------------- ------------------------ --------------------

                * Less than 1% of the shares deemed outstanding.

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote or to direct the voting of a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of a security)
(2) Figures are rounded to the nearest percentage.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, CONTROL PERSONS

The following table sets forth the names and positions with GBG and ages of the executive officers and directors of GBG. Directors will be elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

----------------- --------- ------------------------------------------------- ---------------
     Name            Age                        Title                          Director Since
----------------- --------- ------------------------------------------------- ---------------
    Sam Winer        64     Chief Executive Officer, Chairman and Secretary        2002
----------------- --------- ------------------------------------------------- ---------------
  James Goodman      57                 Vice President, Director                   2002
----------------- --------- ------------------------------------------------- ---------------
Michael D. Rocha     31                 Vice President, Director                   2002
----------------- --------- ------------------------------------------------- ---------------

Duties, Responsibilities and Experience

Sam Winer - Chief Executive Officer, Secretary and Chairman of the Board

Mr. Winer has been Chief Executive Officer, Secretary and Chairman of the Board
of GBG since January of 2002. From 1985-1996 he was President of American
Capital Group, Inc., a financial consulting and investment banking firm specializing in raising capital for start-up companies and real estate projects.
From 1996 until the present he has been the President of Global Music Network
LLC, a company that he founded. Global Music produces TV programming featuring music videos and has been seen in over 70 million homes. Mr. Winer was also one of the Founders of eView Technologies, a company in the outdoor billboard industry that replaces static billboards with LED displays that are transmitted by satellite. He is a member of the National Association of Television
Programming Executives and holds a Bachelors Degree from the Pennsylvania State
University.

                                       11

James Goodman - Vice President and Director

Mr. Goodman has been Vice President and Director of GBG since September of 2002.
Mr. Goodman is a television management executive having most recently developed
TV station KWBM-TV (WB31) in Springfield, MO from start-up to on-air status.
From 1989 to 1996, Mr. Goodman directed construction of Home Shopping Network's first full power TV station and also managed all production and financial aspects for the launch of Home Shopping Network's 24 hour infomercial channel.
In 1998, he managed all aspects of a talk show pilot for PAX TV network and created a cable sales interconnect for the Miami area. In addition, he developed and introduced a Spanish language cable channel which won multiple national
Cable ACE awards. From 1967 until 1980 he directed the production of the Sally
Jessy Raphael Show. Prior TV experience includes managing all aspects of the construction of a state of the art broadcast facilities at the University of
Miami and served on the Board of the Florida Chapter of the National Academy of
Television Arts and Sciences.

Michael D. Rocha - Vice President and Director

Mr. Rocha has been a Vice President and Director of GBG since September of 2002.
From 1990 to present, Mr. Rocha successfully built and operated Keyframe, Inc., a television production company specializing in content for large video screens.
Keyframe has five offices across the US which employ over 70 talented artists, engineers and programmers. In 2001, Keyframe became a division of Daktronics,
Inc., where Mr. Rocha has continued to run the Keyframe division. From 1994 to
1999, Mr. Rocha served as the Electronic Information Specialist for Tampa Bay
Lightning, maintaining a network of over 60 computers. In 2001, Mr. Rocha was selected to direct the large screen video for the Super Bowl in Tampa Florida.
In 2002, Mr. Rocha served as the Director of Video at the Soldier Hollow venue for the 2002 Olympic Games in Salt Lake City, Utah.

ITEM 6. EXECUTIVE COMPENSATION

Annual Compensation

The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to GBG for the prior fiscal years ended December 31, 2001 and 2000 of those persons who were either the chief executive officer during the last completed fiscal year or one of the other four most highly compensated executive officers as of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000.

                                         Annual Compensation
                                        ---------------------
Name and Principal Position             Year          Salary
----------------------------------      ----          -------
Sam Winer, Chief Executive Officer      2001          $60,000
                                        2000              0

Compensation of Directors

All directors will be reimbursed for expenses incurred in attending Board or committee meetings. Directors do not receive any other compensation from GBG.

                                       12

Stock Option Plan

No stock option plan has been instituted at this time. GBG may decide, at a later date, and reserves the right to, initiate such a plan as deemed necessary by the Board.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's management is not involved either directly or indirectly in any related party transactions and to the best of management's knowledge would be involved only in arms length transactions with unaffiliated third parties in connection with any GBG transactions or agreements.

ITEM 8. DESCRIPTION OF SECURITIES

GBG's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which 10,757,871 shares are outstanding as of September 30, 2002.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the
Board of Directors in its discretion, from funds legally available therefor. In the event of liquidation, dissolution or winding up of GBG, the holders of shares of common stock are entitled to share, pro rata, all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase our common stock.
There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

GBG is authorized to issue up to 1,000,000 shares of Preferred Stock, par value
$.001. The Preferred shares may be issued in one or more series, the terms and preferences of which may be determined by the Board of Directors without further action by shareholders.

Transfer Agent

The transfer agent for the common stock is Florida Atlantic Stock Transfer,
Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                       13

                                     PART II

ITEM 1.       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
              AND OTHER SHAREHOLDER MATTERS

Since our inception, we have not paid cash dividends on our common stock. It is the present policy of GBG not to pay cash dividends and to retain future earnings to support our growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, our earnings, financial condition, capital requirements, and other factors which the Board of Directors deems relevant.

As of January 15, 2003, there were approximately 1,341 shareholders of common stock of record.

ITEM 2.       LEGAL PROCEEDINGS

The Company is not a party to any material litigation.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no changes in or disagreements with accountants.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

Private Placement
-----------------

We have prepared a private placement memorandum and intend to seek capital funding of $2,000,000. As of the date of this filing, no investment subscriptions have been received and accepted.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

Each director and officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to mattes as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                                       14

                                    PART F/S

FINANCIAL STATEMENTS

The audited financial statements of the Company are prepared by and are the responsibility of management. Rotenberg & Co., LLP, Certified Public
Accountants, has provided and is responsible for their audit report on these financial statements and are located at 1870 Winton Road S, Suite 200,
Rochester, New York 14618. The financial statements required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration
Statement on Form 10-SB and are incorporated herein by this reference.

                                       15

                         GLOBAL BROADCAST GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)
                               Clearwater, Florida

       ------------------------------------------------------------------
                                FINANCIAL REPORTS
                                       AT
                                DECEMBER 31, 2001
       ------------------------------------------------------------------

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Independent Auditors' Report.................................................F-1

Consolidated Balance Sheets at December 31, 2001 and December 31, 2000.......F-2

Consolidated Statements of Changes in Stockholders' Equity for the
  Period From the Date of Inception (October 31, 2000) through
  December 31, 2001 and 2000.................................................F-3

Consolidated Statements of Operations for the Two Years Ending
  December 31, 2001 and for the Period from the Date of Inception
  (October 31, 2000) through December 31, 2001...............................F-4

Consolidated Statements of Cash Flows for the Two Years Ending
  December 31, 2001 and for the Period from the Date of Inception
  (October 31, 2000) through December 31, 2001...............................F-5

Notes to Consolidated Financial Statements...............................F-6-F-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders
Global Broadcast Group, Inc.
(A Development Stage Company)
(A Delaware Corporation)
Clearwater, Florida

        We have audited the accompanying consolidated balance sheets of Global
Broadcast Group, Inc. (A Development Stage Company) (A Delaware Corporation) as
of December 31, 2001 and 2000, and the related consolidated statements of operations, consolidated changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001 and for the period from the date of inception (October 31, 2000) through December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global
Broadcast Group, Inc. (A Development Stage Company) (A Delaware Corporation) as
of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 and for the period from the date of inception (October 31, 2000) through December 31,
2001, in conformity with accounting principles generally accepted in the United
States of America.

/s/ Rotenberg & Company, LLP
----------------------------
    Rotenberg & Company, LLP
    Rochester, New York
    March 22, 2002

                                      F-1

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED BALANCE SHEETS

December 31,                                     2001           2000
------------------------------------------- ------------- --------------
ASSETS

Current Assets

Cash and Cash Equivalents                     $ 240,614     $     --
                                            ------------- --------------
                                            ------------- --------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable                              $ 135,000     $     --

Accrued Franchise Taxes                              50           --
                                            ------------- --------------

Total Current Liabilities                       135,050           --
                                            ------------- --------------
Stockholders' Equity
Common Stock - $.001 Par Value;
   50,000,000 Shares Authorized,
   15,906,600 Shares Issued and Outstanding      15,841           --

Additional Paid in Capital                      386,839           --

Deficit Accumulated During Development Stage   (296,882)          --
                                            ------------- --------------

Total Stockholders' Equity                      105,798           --
                                            ------------- --------------

Total Liabilities and Stockholders' Equity     $ 240,848     $    --
                                            ------------- --------------
                                            ------------- --------------

   The accompanying notes are an integral part of these financial statements.

                                      F-2

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                                                                     Deficit
                                                       Common                      Accumulated
                                                       Stock       Additional        During         Total
Period from Date of Inception        Number of         $.001         Paid-In       Development   Stockholders'
(October 31, 2000)                    Shares         Par Value       Capital          Stage         Equity
to December 31, 2001
---------------------------------- --------------- -------------- ------------ ----------------- ------------
Balance - October 31, 2000                   --           $  --        $  --            $  --         $  --
                                   --------------- -------------- ------------ ----------------- ------------
Balance - December 31, 2001                  --              --           --               --            --
                                   --------------- -------------- ------------ ----------------- ------------
                                   --------------- -------------- ------------ ----------------- ------------
Common Stock Issued in Exchange for
   Services and Expenses Paid by
   Shareholders (Galli)              11,553,100          11,553          202               --        11,755

Common Stock Issued in Exchange for
   Services and Expenses Paid by
   Shareholders (City View)           3,425,000 (1)       3,425           --               --         3,425

Common Shares Issued for Cash -
   Private Placement (City View)        862,500 (1)         863      286,637               --       287,500

Capital Contribution - Shareholder           --              --      100,000               --       100,000

Net Loss for the Period                      --              --           --         (296,882)     (296,882)
                                  --------------- -------------- ------------ ----------------- ------------

Balance - December 31, 2001          15,840,600        $ 15,841    $ 386,839        $(296,882)    $ 105,798
                                  --------------- -------------- ------------ ----------------- ------------
                                  --------------- -------------- ------------ ----------------- ------------

(1) Shares issued and outstanding have been adjusted to reflect the Plan of
Merger effected on March 1, 2002

   The accompanying notes are an integral part of these financial statements.

                                      F-3

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       Period From
                                                    Date of Inception
                                                   (October 31, 2000)            Years Ended December 31,
                                                        Through
                                                   December 31, 2001             2001                2000
                                               ------------------------- -------------------- -------------------

Operating Expenses
Commissions                                              $   2,250            $   2,250                $ --
Filing Fees                                                    202                  202                  --
General and Administrative                                   6,443                6,443                  --
Insurance                                                    7,979                7,979                  --
Management Fees                                             58,000               58,000                  --
Organizational Costs                                       164,744              164,744                  --
Production Equipment                                         4,490                4,490                  --
Professional Fees                                           13,149               13,149                  --
Rent                                                         1,914                1,914                  --
Salaries                                                    28,738               28,738                  --
Telephone                                                    2,308                2,308                  --
Travel                                                       6,615                6,615                  --
                                               ------------------------- -------------------- ------------------

Total Operating Expenses                                   296,832              296,832                  --
                                               ------------------------- -------------------- ------------------

Operating Loss for the Period                             (296,832)             (296,832)                --

Provision for Taxes                                             50                    50                 --
                                               ------------------------- -------------------- -------------------

Net Loss for the Period                                $  (296,882)          $  (296,882)           $    --
                                               ------------------------- -------------------- -------------------
                                               ------------------------- -------------------- -------------------

Net Loss per Common Share - Basic and Diluted          $     (0.02)          $     (0.02)               N/A
                                               ------------------------- -------------------- -------------------
                                               ------------------------- -------------------- -------------------

Weighted Average Common Shares Outstanding -
  Basic and Diluted                                     11,981,307            13,434,710                  --
                                               ------------------------- -------------------- -------------------

   The accompanying notes are an integral part of these financial statements.

                                      F-4

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Period From
                                                    Date of Inception
                                                   (October 31, 2000)             Years Ended December 31,
                                                         Through
                                                   December 31, 2001             2001                 2000
                                                 ------------------------- -------------------- --------------------

Cash Flows from Operating Activities

Net Loss for the Period                                  $  (296,882)          $ (296,882)             $    --

Non-Cash Adjustments
Organizational Costs                                          14,744               14,744                   --
Franchise Taxes and Filing Fees                                  202                  202                   --

Changes in Assets and Liabilities:
Accounts Payable                                             135,000              135,000                   --
Accrued Franchise Taxes                                           50                   50                   --
                                                 ------------------------- -------------------- --------------------

Net Cash Flows from Operating Activities                    (146,886)            (146,886)                  --
                                                 ------------------------- -------------------- --------------------

Cash Flows from Financing Activities
Proceeds from the Issuance of Common Stock                   387,500              387,500                   --
                                                 ------------------------- -------------------- --------------------

Net Cash Flow from Financing Activities                      387,500              387,500                   --
                                                 ------------------------- -------------------- --------------------

Net Increase in Cash and Cash Equivalents                    240,614              240,614                   --

Cash and Cash Equivalents - Beginning of Period                   --                   --                   --
                                                 ------------------------- -------------------- --------------------

Cash and Cash Equivalents - End of Period                  $ 240,614            $ 240,614                 $ --
                                                 ------------------------- -------------------- --------------------
                                                 ------------------------- -------------------- --------------------

NON-CASH FINANCING ACTIVITIES

Organizational Costs Paid by Stockholders
     in Exchange for Common Stock Issued                    $ 14,744             $ 14,744                 $ --

Franchise Taxes Paid by Stockholder -
     Additional Paid in Capital                               $  202               $  202                 $ --
                                                 ------------------------- -------------------- --------------------

   The accompanying notes are an integral part of these financial statements.

                                      F-5

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note A -  The Company
          The Company was incorporated under the laws of the State of Delaware on October 31, 2000 as Galli Process, Inc. Galli Process, Inc did not
          have operating activities prior to the merger with City View TV, Inc.
          Effective February 7, 2002, Galli Process, Inc. changed its name to
          Global Broadcast Group, Inc.

          Effective December 31, 2001, Galli Process, Inc. became a majority owned subsidiary of City View TV, Inc. (A Florida Corporation). On
          March 1, 2002, pursuant to a plan of merger, City View TV, Inc. (a
          Florida Corporation) merged into Global Broadcast Group, Inc.
          (formerly Galli Process, Inc.). The shareholders of City View TV, Inc.
          converted 3 shares of City View TV, Inc. stock into 1 share of the surviving corporation (Global Broadcast Group, Inc.). There was no change to the business, management, location, policies or the consolidated assets and liabilities of City View TV, Inc. Global
          Broadcast Group, Inc. (a Delaware Corporation) is the surviving corporation effective on the date of the merger.

          The transaction was accounted for as a recapitalization, resulting in the historical operations of City View TV, Inc. being the historical operations of Global Broadcast Group, Inc. Accordingly, the accompanying financial statements have been restated to reflect the financial position, results of operations, and cash flows for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented.

          Scope of Business
          The Company's principal business activity is television programming and is currently in the development stage.

Note B -  Nature of Operations and Summary of Significant Accounting Policies
          Method of Accounting
          The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

          Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

          Cash and Cash Equivalents
          Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

                                  - continued -

                                      F-6

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note B -  Nature of Operations and Summary of Significant Accounting Policies - continued

          Development Stage
          The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its products. Accordingly, the financial statements of the
          Company have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting
          Standards No. 7, "Accounting and Reporting by Development Stage
          Enterprises," issued by the Financial Accounting Standards Board.

          The Company was inactive from October 31, 2000 through March 31, 2001.
          Activities began on or about April 1, 2001.

          Concentrations of Credit Risk
          Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments.

          Net Income (Loss) Per Common Share
          Net income (loss) per common share is computed in accordance with SFAS
          No. 128, "Earnings Per Share". Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period.
          Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities. Diluted earnings per share is the same as basic earnings per share for all of the periods presented since the effect of the conversion of the debentures and the stock options and awards granted would have an anti-dilutive effect on earnings per share.

          Income Taxes
          The Company accounts for income taxes in accordance with SFAS No. 109,
          "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities.
          This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment.
          Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The Company had no material deferred tax assets or liabilities for the periods presented.
          Deferred tax assets arising from the net operating losses incurred during the development stage have been fully reserved against due to the uncertainty as to when or whether the tax benefit will be realized.

          Financial Instruments
          The Company's financial instruments consist of cash and accounts payable. Unless otherwise noted, it is management's opinion that the
          Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

                                       F-7

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note C -  Related Party Transactions
          Beginning September 1, 2001, the Company paid monthly management fees to Global Music Network, LLC in the amount of $8,000. Fees paid in accordance with this management agreement for the year ended December
          31, 2001 were $32,000.

          Global Music Network, LLC also paid monthly operating expenses for the
          Company from August 2001 through November 2001 that were reimbursed by the Company on a monthly basis. These expenses and reimbursements amounted to $46,330 in 2001.

          The Company paid consulting fees to Ed Berkhof Management Inc. that amounted to $20,000 in 2001. Ed Berkhof is the current President of
          Global Broadcast Group, Inc. No such fees were paid in 2000.

          The Company paid management fees to Sam Winer, Chairman, Chief
          Executive Officer and Secretary of the Corporation, for services provided in the amount of $6,000 during 2001. No such fees were paid in 2000.

Note D -  Income Taxes
          The Company accounts for income taxes in accordance with Statement of
          Financial Accounting Standards No. 109, "Accounting for Income Taxes,"
          using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. The Company has operating loss carryforwards for tax purposes of approximately
          $152,000 available for future years.

Note E -  Common Stock
          On February 25, 2001 Galli Process, Inc. issued 11,553,100 shares of its common stock to Galli Holding Co. for the benefit of the shareholders of Hydrox Sales Corp. in exchange for certain securities of closely held companies and the funding of certain legal, accounting and organization costs. The securities received had no readily determinable market value and the Company valued these securities and the organization costs at the par value ($.001) of the 11,553,100 shares exchanges in the amount of $11,553.

          Effective December 31, 2001 City View TV, Inc. acquired 5,897,790 shares of the common stock of Galli Process, Inc. (the controlling interest) from the controlling shareholders for a total purchase price of $150,000. City View TV, Inc. had deposited $15,000 on the acquisition prior to December 31, 2001 and the balance of the purchase was paid in cash on January 10, 2002. The Company has expensed the acquisition as part of the corporate reorganization as of December 31,
          2001. The acquisition agreement did not require Galli to include its holdings of shares of various closely held companies. Galli issued to each of its shareholders of record dated December 16, 2001, an undivided interest equal to the number of shares held in Galli into a company to be known as Grove Holding Co.

                                  - continued -

                                       F-8

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note E -  Common Stock - continued

          City View TV, Inc. issued 3,191,000 shares of its common stock at par value in exchange for services rendered and funding of certain organization costs paid by its shareholders during 2001. The Company also raised capital through the issuance of 1,162,500 shares of its common stock to individuals at $1.00 per unit (3 shares per unit)
          through private placements during 2001. The share and per share amounts reflect the 1 for 3 share reverse stock split that was effected on March 1, 2002 as part of the Plan of Merger with Global
          Broadcast Group, Inc.

          The Company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities
          Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

          The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933
          Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

                                      F-9

                         GLOBAL BROADCAST GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)
                               Clearwater, Florida
       ------------------------------------------------------------------
                                FINANCIAL REPORTS
                                       AT
                               SEPTEMBER 30, 2002
       ------------------------------------------------------------------

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Independent Accountants' Report..........................................F-1-F-2

Balance Sheets at September 30, 2002 (Unaudited)
  and December 31, 2001......................................................F-3

Statements of Changes in Stockholders' Equity for the
  Nine Months Ended September 30, 2002 and 2001 and for
  the Period From the Date of Inception (October 31, 2000)
  through September 30, 2002 (Unaudited).................................F-4-F-5

Statements of Operations for the Nine Months Ended
  September 30, 2002 and 2001 and for the Period From
  the Date of Inception (October 31, 2000) through
  September 30, 2002 (Unaudited).............................................F-6

Statements of Cash Flows for the Nine Months Ended
  September 30, 2002 and 2001 and for the Period From
  the Date of Inception (October 31, 2000) through
  September 30, 2002 (Unaudited).............................................F-7

Notes to Consolidated Financial Statements..............................F-8-F-12

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders
Global Broadcast Group, Inc.
(A Development Stage Company)
(A Delaware Corporation)
Clearwater, Florida

     We have reviewed the accompanying balance sheet of Global Broadcast Group,
Inc. as of September 30, 2002, and the related statements of changes in stockholder's equity, operations, and cash flows for the nine months ended
September 30, 2002 and for the period from date of inception (October 31, 2000)
through September 30, 2002. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the
American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of
America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

     We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of Global Broadcast
Group, Inc. as of December 31, 2001 (presented herein), and the related statements of changes in stockholders' equity (deficit) (presented herein), operations, and cash flows (not presented herein) for the year then ended and for the period from date of inception (October 31, 2000) through December 31,
2001; and in our report dated March 22, 2002 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2001 and the related statement of stockholders' equity for the year then ended and for the period from date of inception (October 31, 2000) through December 31, 2001 is fairly stated, in all material respects. No auditing procedures have been performed subsequent to the date of our report.

                                       F-1

     The accompanying financial statements have been prepared assuming Global
Broadcast Group, Inc. (A Delaware Corporation) will continue as a going concern.
As discussed in Note H to the financial statements, the Company has incurred losses that have resulted in a retained deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern.
Management's plans regarding this matter are described in Note H. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rotenberg & Co., LLP
----------------------------
    Rotenberg & Co., LLP
    Rochester, New York
    October 11, 2002

                                      F-2

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

BALANCE SHEETS

                                                 (Unaudited)
                                                September 30,         December 31,
                                                    2002                 2001
                                            -------------------  -------------------
ASSETS

Current Assets
Cash and Cash Equivalents                          $ 9,201            $ 240,614
                                            -------------------  -------------------
                                            -------------------  -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable                                     $  --            $ 135,000
Accrued Franchise Taxes                                 --                   50
Accrued Interest Payable                             1,000                   --
Notes Payable                                      150,000                   --
                                             -------------------  -------------------
Total Current Liabilities                          151,000              135,050
                                             -------------------  -------------------
Stockholders' Equity
Common Stock - $.001 Par Value; 50,000,000
   Shares Authorized, 10,757,871 and
   15,840,600 Shares Issued                         10,758               15,841
Additional Paid in Capital                         378,865              386,839
Deficit Accumulated During Development Stage      (531,422)            (297,116)
                                             -------------------  -------------------

Total Stockholders' (Deficit) Equity              (141,799)             105,564
                                             -------------------  -------------------
Total Liabilities and Stockholders'
   (Deficit) Equity                                $ 9,201            $ 240,614
                                             -------------------  -------------------
                                             -------------------  -------------------

   The accompanying notes are an integral part of these financial statements.

                                      F-3

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                   Deficit
                                                  Common                         Accumulated
                                                   Stock         Additional        During           Total
Period from Date of Inception       Number of      $.001           Paid-In       Development     Stockholders'
(October 31, 2000)                   Shares      Par Value         Capital          Stage           Equity
through September 30, 2002
                                  ------------- --------------- -------------- ----------------- --------------

Balance - October 31, 2000                  --     $     --      $      --        $       --        $      --

Common Stock Issued in Exchange for
   Services and Expenses Paid by
   Shareholders (Galli)             11,553,100       11,553            202                --           11,755

Common Stock Issued in Exchange for
   Services and Expenses Paid by
   Shareholders (City View)          3,425,000        3,425             --                --            3,425

Common Shares Issued for Cash -
   Private Placement (City View)        82,500           83         27,417                --           27,500

Capital Contribution - Shareholder          --           --        100,000                --          100,000

Net Loss for the Period (Unaudited)         --           --             --           (33,874)         (33,874)
                                  ------------- --------------- -------------- ----------------- --------------

Balance - September 30, 2001
   (Unaudited)                      15,060,600       15,061        127,619           (33,874)         108,806

Common Shares Issued for Cash -
   Private Placement (City View)       780,000          780        259,220                --          260,000

Net Loss for the Period (Unaudited)         --           --             --          (263,242)        (263,242)
                                  ------------- --------------- -------------- ----------------- --------------

Balance - December 31, 2001         15,840,600     $ 15,841      $ 386,839        $ (297,116)       $ 105,564
                                  ------------- --------------- -------------- ----------------- --------------
                                  ------------- --------------- -------------- ----------------- --------------

   The accompanying notes are an integral part of these financial statements.

                                       F-4

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - continued

                                                                                    Deficit
                                                    Common                        Accumulated
                                        Number       Stock         Additional        During           Total
Period from Date of Inception            of          $.001          Paid-In       Development    Stockholders'
(October 31, 2000)                     Shares      Par Value        Capital           Stage          Equity
through September 30, 2002
                                   -------------- --------------- -------------- ----------------- -------------

Balance - December 31, 2001           15,840,600    $ 15,841      $ 386,839        $(297,116)       $ 105,564

Common Shares Issued for Cash -
   Private Placement (City View)          66,000          66         21,916               --           21,982

Common Shares Issued for Cash -
   Private Placement
   (Global Broadcast)                    267,500         268         64,693               --           64,961

Shares Purchased                      (5,416,229)     (5,417)      (144,583)              --         (150,000)

Capital Contribution - Shareholder            --          --         50,000               --           50,000

Net Loss for the Period (Unaudited)           --          --             --         (234,306)        (234,306)
                                   -------------- --------------- -------------- ----------------- -------------

Balance - September 30, 2002
   (Unaudited)                        10,757,871    $ 10,758      $ 378,865        $(531,422)       $(141,799)
                                   -------------- --------------- -------------- ----------------- -------------
                                   -------------- --------------- -------------- ----------------- -------------

   The accompanying notes are an integral part of these financial statements.

                                       F-5

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

STATEMENTS OF OPERATIONS (UNAUDITED)

                                                     Period From
                                                  Date of Inception
                                                  (October 31, 2000)      Nine Months            Nine Months
                                                       Through              Ended                  Ended
                                                    September 30,        September 30,          September 30,
                                                        2002                  2002                  2001
                                                 -------------------- --------------------- -------------------
Revenues
Advertising Revenue                                 $     500               $    500                $    --
                                                 -------------------- --------------------- -------------------

Operating Expenses
Commissions                                            11,250                  9,000                     --
General and Administrative                             14,342                  7,572                  5,196
Insurance                                              25,272                 17,293                  2,420
Interest                                                1,000                  1,000                     --
Investment Banker                                      25,000                 25,000                     --
Management Fees                                       134,392                 76,392                 14,000
Marketing                                              16,000                 16,000                     --
Organizational Costs                                  164,853                     --                    109
Payroll Taxes                                           7,386                  7,386                     --
Production Fees                                        23,257                 18,767                     --
Professional Fees                                      27,132                 13,983                 12,149
Rent                                                    6,027                  4,113                     --
Salaries                                               53,041                 24,303                     --
Telephone                                               8,320                  6,012                     --
Transfer Agent Fees                                     1,885                  1,885                     --
Travel                                                 12,715                  6,100                     --
                                                  ------------------- --------------------- -------------------

Total Operating Expenses                              531,872                234,806                 33,874
                                                  ------------------- --------------------- -------------------

Operating Loss for the Period                        (531,372)              (234,306)               (33,874)

Provision for Taxes                                        50                     --                     --
                                                  ------------------- --------------------- -------------------

Net Loss for the Period                            $ (531,422)           $  (234,306)           $   (33,874)
                                                  ------------------- --------------------- -------------------
                                                  ------------------- --------------------- -------------------
Net Loss per Common Share - Basic and Diluted      $    (0.04)           $     (0.02)           $     (0.00)
                                                  ------------------- --------------------- -------------------
                                                  ------------------- --------------------- -------------------
Weighted Average Common Shares Outstanding -
  Basic and Diluted                                 13,287,972             15,331,735            10,325,308
                                                  ------------------- --------------------- -------------------
                                                  ------------------- --------------------- -------------------

   The accompanying notes are an integral part of these financial statements.

                                       F-6

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                      Period From
                                                    Date of Inception
                                                    (October 31, 2000)    Nine Months             Nine Months
                                                        Through              Ended                   Ended
                                                      September 30,      September 30,           September 30,
                                                          2002                2002                   2001
                                               ----------------------- ---------------------- ---------------------
Cash Flows from Operating Activities

Net Loss for the Period                                $(531,422)            $(234,306)           $  (33,874)

Non-Cash Adjustments
Organizational Costs                                      14,853                    --                    109
Franchise Taxes and Filing Fees                              202                    --                     --
Contributed Services                                         125                    --                    125

Changes in Assets and Liabilities:
Accounts Payable                                              --              (135,000)                    --
Accrued Franchise Taxes                                       --                   (50)                    --
Accrued Interest Payable                                   1,000                 1,000                     --
                                                ---------------------- ---------------------- ---------------------

Net Cash Flows from Operating Activities                (515,242)             (368,356)              (33,640)
                                                ---------------------- ---------------------- ---------------------

Cash Flows from Financing Activities
Cash Capital Contributions                               150,000                50,000               100,000
Proceeds from Issuance of Note Payable                   150,000               150,000                    --
Proceeds from the Issuance of Common Stock               374,443                86,943                27,500
Purchase of Common Stock                                (150,000)             (150,000)                   --
                                                ------------------------- -------------------- ---------------------

Net Cash Flow from Financing Activities                  524,443               136,943                127,500
                                                ------------------------- -------------------- ---------------------
Net Increase (Decrease) in Cash and Cash
  Equivalents                                              9,201              (231,413)                 93,860

Cash and Cash Equivalents - Beginning of Period               --               240,614                      --
                                                ------------------------- --------------------- ---------------------

Cash and Cash Equivalents - End of Period                $ 9,201               $ 9,201                $ 93,860
                                                ------------------------- --------------------- ---------------------
                                                ------------------------- --------------------- ---------------------

SUPPLEMENTAL DISCLOSURES

Income Taxes Paid                                        $    31               $    31                $    --
                                                ------------------------ ---------------------- ---------------------
                                                ------------------------ ---------------------- ---------------------

NON-CASH FINANCING ACTIVITIES

Organizational Costs Paid by Stockholders
     in Exchange for Common Stock Issued                $ 14,853                $   --                $   109

Franchise Taxes Paid by Stockholder -
     Additional Paid in Capital                           $  202                $   --                $    --
                                                ------------------------ ---------------------- ---------------------

   The accompanying notes are an integral part of these financial statements.

                                       F-7

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note A -  Basis of Presentation

          The financial statements of Global Broadcast Group, Inc. (the
          "Company") included herein have been prepared by the Company, without audit. These financial statements should be read in conjunction with the annual audited financial statements and the notes thereto.

          The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the start up of the Company.

Note B -  The Company
          The Company was incorporated under the laws of the State of Delaware on October 31, 2000 as Galli Process, Inc. Galli Process, Inc. did not
          have operating activities prior to the merger with City View TV, Inc.
          Effective February 7, 2002, Galli Process, Inc. changed its name to
          Global Broadcast Group, Inc.

          Effective December 31, 2001, Galli Process, Inc. became a majority owned subsidiary of City View TV, Inc. (A Florida Corporation). On
          March 1, 2002, pursuant to a plan of merger, City View TV, Inc. (a
          Florida Corporation) merged into Global Broadcast Group, Inc.
          (formerly Galli Process, Inc.). The shareholders of City View TV, Inc.
          converted 3 shares of City View TV, Inc. stock into 1 share of the surviving corporation (Global Broadcast Group, Inc.). There was no change to the business, management, location, policies or the consolidated assets and liabilities of City View TV, Inc. Global
          Broadcast Group, Inc. (a Delaware Corporation) is the surviving corporation effective on the date of the merger.

          The transaction was accounted for as a recapitalization, resulting in the historical operations of City View TV, Inc. being the historical operations of Global Broadcast Group, Inc. Accordingly, the accompanying financial statements have been restated to reflect the financial position, results of operations, and cash flows for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented.

          Scope of Business
          The Company's principal business activity is television programming and is currently in the development stage.

                                      F-8

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note C -  Nature of Operations and Summary of Significant Accounting Policies
          Method of Accounting
          The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

          Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

          Reclassifications
          Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

          Cash and Cash Equivalents
          Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

          Revenue Recognition
          Advertising revenue recognized for the nine months ended September 30,
          2002 represented a commercial production and was recorded upon completion of services.

          Development Stage
          The Company has operated as a development  stage  enterprise since its inception  by devoting  substantially  all of its efforts to financial planning,  raising capital,  research and development,  and developing markets for its products. Accordingly, the financial statements of the
          Company  have been  prepared in  accordance  with the  accounting  and reporting  principles  prescribed by Statement of Financial Accounting
          Standards  No. 7,  "Accounting  and  Reporting  by  Development  Stage
          Enterprises".

          The Company was inactive from October 31, 2000 through March 31, 2001.
          Activities began on or about April 1, 2001.

          Concentrations of Credit Risk
          Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments.

                                  - continued -

                                      F-9

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note C -  Nature of Operations and Summary of Significant Accounting Policies - continued

          Net Income (Loss) Per Common Share
          Net income (loss) per common share is computed in accordance with
          Statement of Financial Accounting Standards No. 128, "Earnings Per
          Share". Basic earnings per common share is calculated by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per common share is the same as basic earnings per share for all of the periods presented since no common stock equivalents were outstanding for the periods presented.

          Income Taxes
          The Company accounts for income taxes in accordance with Statement of
          Financial Accounting Standards No. 109, "Accounting for Income Taxes,"
          using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards.
          Deferred income tax expense represents the change in net deferred assets and liability balances. The Company has a deferred tax liability of $136,000 related to organization costs. Deferred tax assets arising from the net operating losses incurred during the development stage have been fully reserved against due to the uncertainty as to when or whether the tax benefit will be realized.

          Financial Instruments
          The Company's financial instruments consist of cash, accounts payable and notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

                                      F-10

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note D -  Related Party Transactions
          From September 1, 2001 through December 31, 2001, the Company paid monthly management fees to Global Music Network, LLC. Fees paid in accordance with this management agreement amounted to $0 and $8,000 for the nine months ended September 30, 2002 and 2001, respectively and $32,000 for the period from the date of inception (October 31,
          2000) through September 30, 2002.

          Global Music Network, LLC also paid monthly operating expenses for the
          Company from August 2001 through November 2001 that were reimbursed by the Company on a monthly basis. These expenses and reimbursements amounted to $46,330 in 2001.

          The Company paid consulting fees to Ed Berkhof Management, Inc. that amounted to $30,392 and $0 for the nine months ended September 30,
          2002 and 2001, respectively and $50,392 for the period from the date of inception (October 31, 2000) through September 30, 2002. Ed Berkhof was the President of Global Broadcast Group, Inc. for the period from
          October 31, 2000 through September 2, 2002.

          The Company paid management fees to Sam Winer, Chairman, Chief
          Executive Officer and Secretary of the Corporation, for services provided in the amount of $46,000 and $6,000 for the nine months ended
          September 30, 2002 and 2001, respectively and $52,000 for the period from the date of inception (October 31, 2000) through September 30,
          2002.

Note E -  Income Taxes
          The Company accounts for income taxes in accordance with Statement of
          Financial Accounting Standards No. 109, "Accounting for Income Taxes,"
          using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. The Company has operating loss carryforwards for tax purposes of approximately
          $395,000 as of September 30, 2002, which will begin to expire during the year 2021.

Note F -  Notes Payable
          During September 2002, the Company entered into a loan agreement with a former stockholder of the Company in the amount of $150,000. The note is secured by two promissory notes and 150,000 restricted shares of the Company's common stock. The notes bear interest at 8% per annum. The notes are due in full, together with accrued interest, in
          September 2003.

Note G -  Stock Repurchase
          During the nine months ended September 30, 2002, the Company repurchased 5,416,229 shares of Global Broadcast Group, Inc. common stock from two of the Company's stockholders at an aggregate sum of
          $150,000.

                                      F-11

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note H -  Going Concern
          The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported net losses of $531,422 through
          September 30, 2002. As a result, there is an accumulated deficit of
          $531,422 at September 30, 2002.

          The Company's continued existence is dependent upon its ability to raise capital or to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

                                      F-12

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

    2             Agreement and Plan of Merger Agreement

    3             3.1      Certification of Incorporation
                  3.2      Certification of Amendment
                  3.3      Authorization to Transact Business in Florida
                  3.4      By-Laws

    4             Instruments defining the rights of holders (refer to exhibit 3)

    9             Voting Trust agreement (not applicable)

   10             Material contracts (not applicable)

   11             Statement re: Computation of per share earnings (not applicable)

   21             Subsidiary of the Registrant (not applicable)

   24             Power of Attorney (not applicable)

   99             Additional Exhibits

                                       16

SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2003                      Global Broadcast Group, Inc.

                                            By:   /s/ Sam Winer
                                                  ------------------------------
                                                      Sam Winer, CEO
                                                      (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: January 17, 2003                      By:   /s/ Sam Winer
                                                  ------------------------------
                                                      Sam Winer, Chairman

Date: January 17, 2003                      By:   /s/ James Goodman
                                                  ------------------------------
                                                      James Goodman, Director

Date: January 17, 2003                      By:  /s/ Michael D. Rocha
                                                 -------------------------------
                                                     Michael D. Rocha, Director